FILED PURSUANT TO RULE 424(B)(2)

REGISTRATION NO: 333-161712

INDEX SUPPLEMENT No. 2

To prospectus dated September 3, 2009 and

prospectus supplement dated September 10, 2010

NOTES LINKED TO AN INDEX

SunTrust Banks, Inc. may from time to time may offer and sell certain unsecured debt obligations as part of our Global Medium-Term Notes, Series A (the “notes”) linked to a Reference Asset consisting of an index or a basket of indexes. The “Reference Asset” is the underlying measure by which we will determine the amount payable on the notes, if any. This prospectus supplement, which we refer to as an “index supplement”, describes the S&P 500® Index and the Dow Jones Industrial AverageSM (each an “index”). Each index may be a Reference Asset or, in the case of a Reference Asset consisting of a basket of indices or exchange traded funds or other measures, a component of the Reference Asset. The applicable pricing supplement will specify the Reference Asset to which your notes are linked as well as the specific terms of the notes.

You should read the applicable pricing supplement, this index supplement, the applicable product supplement, if any, the related prospectus supplement dated September 10, 2010 and the related prospectus dated September 3, 2009 carefully before you invest in a particular issuance of the notes. If the terms described in the applicable pricing supplement are different or inconsistent with those described herein, the terms described in the applicable pricing supplement will govern the notes. If the terms described in any applicable product supplement, prospectus supplement or prospectus are different or inconsistent with those described in this index supplement, the terms described herein will govern the notes.

The description of the indices in this index supplement only applies to notes linked to those indices. In addition, we may offer notes linked to one or more indices or funds that are not described herein. In such an event, we will describe such additional indices or funds in the applicable pricing supplement, index supplement or product supplement.

An investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page IS1-2 of this document, in any applicable product supplement, any applicable pricing supplement and page S-2 of the prospectus supplement for risks related to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this index supplement, or the accompanying product supplement (if any), prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of any bank, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of SunTrust Banks, Inc.

SunTrust Robinson Humphrey

April 6, 2011

INDEX SUPPLEMENT

RISK FACTORS	IS2-2
THE S&P 500® INDEX	IS2-3
THE DOW JONES INDUSTRIAL AVERAGESM	IS2-7
OTHER COMPONENTS	IS2-9

In making your investment decision, you should rely only on the information contained or incorporated by reference in the applicable pricing supplement relevant to your investment.

The notes described in the relevant pricing supplement and this index supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, Inc. “FINRA”, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant pricing supplement, any related product supplement or index supplement including this index supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this index supplement, “SunTrust,” “we,” “us” and “our” refer to SunTrust Banks, Inc., unless the context requires otherwise.

None of SunTrust, the calculation agent, or any of our or its affiliates, accepts any responsibility for the calculation, maintenance or publication of the indices described herein or any successor indices.

RISK FACTORS

Your investment in the notes will involve certain risks. We urge you to read carefully the section “Risk Factors” beginning on page S-2 of the prospectus supplement dated September 10, 2010, in the relevant pricing supplement and in the relevant product supplement, in addition to the following risk factors. Investing in the notes is not equivalent to investing directly in the relevant index or any of the stocks included in such index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this index supplement, any other relevant index supplement or product supplement, the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.

Risks relating to the Reference Assets

We are currently one of the companies that make up the S&P 500® Index, but, to our knowledge, we are not currently affiliated with any other company included in the index.

We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any of the other companies whose stock is represented in the index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the index or your notes. None of the money you pay us will go to the applicable index sponsor or any of the other companies included in the index, and none of those companies will be involved in the offering of the notes in any way. Neither they nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

In the event we become affiliated with any issuers whose equity securities are included in an index, we will have no obligation to consider your interests as a holder of the notes in taking any action with respect to such issuer that might affect the value of your notes.

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THE S&P 500® INDEX

We have derived all information contained in this index supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). We make no representation or warranty as to the accuracy or completeness of such information. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

Criteria for Inclusion in the S&P 500® Index

The S&P 500® Index is intended to be a measure of the U.S. equities markets. The S&P 500® Index includes 500 U.S. companies. The S&P 500® Index is maintained by the S&P Index Committee, a group of Standard & Poor’s economists and analysts. Criteria for inclusion in the S&P 500® Index include the following:

•	U.S. Company. Determining factors include the location of the company’s assets & revenues, its corporate structure, its SEC filing type, and its exchange listings.

•	Market Capitalization. Companies with market cap in excess of US$ 3.5 billion.

•	Public Float. There must be public float of at least 50%.

•

Financial Viability. Companies should have four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as net income determined in accordance with generally accepted accounting principles excluding discontinued operations and extraordinary items.

•

Adequate Liquidity and Reasonable Price. The ratio of annual dollar value traded to float adjusted market capitalization for the company should be 1.0 or greater, and the company should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date.

•

Sector Representation. Companies’ industry classifications contribute to the maintenance of a sector balance that is in line with the sector composition of the universe of eligible companies with market cap in excess of US$3.5 billion.

•

Company Type. All U.S. common equities listed on the NYSE (including NYSE Arca and NYSE Amex) and the NASDAQ stock market are eligible for inclusion. REITs (excluding mortgage REITs) and business development companies (BDCs) are also eligible for inclusion. Closed end funds, ETF’s, ADR’s, ADS’s and certain other types of securities are ineligible for inclusion.

Continued membership in the S&P 500® Index is not necessarily subject to the above guidelines, but a company may be removed from the S&P 500® Index due to a substantial violation of one of the above criteria or if the company no longer meets the criteria for inclusion due to a merger, acquisition or significant corporate restructuring.

Calculation of the S&P 500® Index

The index value is the quotient of the total float-adjusted market capitalization of the index’s constituents and its divisor. The index is calculated based on a “base-weighted aggregative method”. This means that the value of the index reflects the market capitalization of the companies included in

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the index relative to a specified base period and base value. The calculation of the index uses base period quantities (share counts) to calculate the price change in the index. The base period for the S&P 500® Index is the years 1941—1943 and the base value for the S&P 500® Index is 10. Continuity in index values is maintained by adjusting the divisor for changes in the constituents’ share capital after the base period. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the index. The divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change.

The “market capitalization” of an index constituent is the product of the share price for that company multiplied by the number of shares outstanding. The market capitalization values used to calculate the index are “float adjusted”. This means that the outstanding shares used in the calculation of market capitalization are adjusted to remove the holdings of certain groups of shareholders that are presumed to hold shares for control of the relevant index constituent rather than for investment. These three groups of holdings are:

•	Holdings by other publicly traded corporations, venture capital firms, private equity firms or strategic partners or leveraged buy-out groups.

•	Holdings by government entities, including all levels of government in the United States or foreign countries.

•

Holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors or founders as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

If the shares held in one of these three groups exceed 10% of the outstanding shares, Standard & Poor’s considers those shares to be unavailable and excludes those shares from the float-adjusted count used in the calculation of the market capitalization of the relevant company used in the S&P 500® Index.

For each index constituent, Standard & Poor’s calculates an Investable Weight Factor (“IWF”) to reflect the available shares of the index constituent. The IWF is a fraction equal to the available shares of the index constituent divided by the total outstanding shares of the index constituent. For the purposes of calculating the IWF, the available shares are all outstanding shares of the relevant company other than those held by one of the three groups indicated above if those unavailable shares exceed 10% of the total outstanding shares. The float adjusted market capitalization of each company included in the index is equal to the IWF for that company multiplied by the share price of that company’s stock multiplied by the number of shares outstanding. The value of the index is equal to the sum of the float-adjusted market capitalization for all companies included in the S&P 500® Index divided by the index divisor.

The index divisor is required to ensure that the value of the S&P 500® Index provides a continuous measure of market valuation despite additions and removals from the index, changes to shares outstanding, or capital actions. In the absence of any adjustment to the divisor, additions and deletions of companies included in the index would alter the value of the index as would share issuances and certain other corporate actions. Following these events, the divisor of the S&P 500® Index is adjusted to offset the change in the market value of the index due to those events. When a company is added to or deleted from the index, the net change in the market value of the index is calculated and this is used to calculate the new divisor. The market values of stocks being added or deleted are based on the prices, shares outstanding, IWFs and any other share count adjustments. There are a large range of

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different corporate actions ranging from routine share issuances or buy backs to unusual events like spin-offs or mergers that could affect the value of the index. These are listed on the table below with notes about the necessary changes and whether the divisor is adjusted.

Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines the divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No

Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the index, no company removed from the index.	No

Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes

Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Changes to the S&P 500® Index in response to corporate actions and market developments are made on an as needed basis and can be made at any time. Changes in a company’s shares outstanding due to its acquisition of another public company are made as soon as reasonably possible (other than de minimis merger and acquisition share changes). All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December. Changes in a company’s total shares outstanding of 5% or more due to public offerings, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (for example, due to company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading the following Wednesday (one week later). Weekly share changes scheduled to be effective on the Wednesday of a rebalancing week are combined with the quarterly share rebalancing and implemented on Friday of that week. If a 5% or more share change causes a company’s IWF to change by 5 percentage points

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or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis. In the case of in-the-money rights issues, share changes are made on the payable date regardless of the size of the share increase.

License Agreement with S&P

S&P and SunTrust Banks, Inc. have entered into a non-exclusive license agreement providing for the license to us of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to SunTrust Banks, Inc. is the licensing of certain trademarks and trade names of S&P without regard to SunTrust Banks, Inc. or the notes. S&P has no obligation to take the needs of SunTrust Banks, Inc. or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the price or amount of the notes to be issued or the timing of the issuance or sale of the notes in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P, IT’S AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN, S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OR PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

“STANDARD & POOR’S®,” “STANDARD & POOR’S 500™”, “S&P®” AND “S&P 500®” ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY SUNTRUST BANKS, INC. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

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THE DOW JONES INDUSTRIAL AVERAGESM

We have derived all information contained in this index supplement regarding the Dow Jones Industrial AverageSM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, CME Indexes (as defined below). We make no representation or warranty as to the accuracy or completeness of such information. The Dow Jones Industrial AverageSM is calculated, maintained and published by CME Indexes. CME Indexes has no obligation to continue to publish, and may discontinue the publication of, the Dow Jones Industrial AverageSM.

The Dow Jones Industrial AverageSM is reported by Bloomberg L.P. under the ticker symbol “INDU.”

The Dow Jones Industrial AverageSM (the “DJIASM”) represents large and well known U.S. companies and is intended to provide a view of the stock market and, by extension, the U.S. economy. The DJIASM includes 30 U.S. companies. It covers all industries other than transportation and utilities. The DJIASM is maintained by an Averages Committee consisting of the managing editor of The Wall Street Journal, the head of Dow Jones Indexes research and the head of CME Group research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company, Inc. For the sake of continuity, the companies included in the DJIASM are rarely changed. Composition changes typically occur following corporate acquisitions or other corporate transactions that dramatically shift a component company’s core business. When such a transaction occurs, the entire index is reviewed and additional changes in the component companies may be made at the same time. There are no quantitative criteria for inclusion in the DJIASM, but a component company generally must have an excellent reputation, deliver sustained growth and be of interest to large numbers of investors.

Calculation of the Dow Jones Industrial AverageSM

The DJIASM has been calculated since 1896. The DJIASM is a price-weighted index. In other words, the index value is determined based on the prices of its component stocks as opposed to the market-capitalization of its components. The index value is equal to the of the sum of the stock prices of the index’s constituents divided by the index divisor. By itself the index divisor is an arbitrary number, but adjustments to the divisor are used to maintain continuity in index values following corporate transactions that alter the outstanding share capital of the stocks included in the DJIASM. Such transactions include stock splits and issuances, spin-offs and other corporate transactions. The divisor is adjusted such that the index value at an instant just prior to such a change equals the index value at an instant immediately following that change.

License Agreement with Dow Jones

The “Dow Jones Industrial AverageSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM”, “Dow Jones Industrial AverageSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”), have been licensed to CME Indexes and have been sublicensed for use for certain purposes by SunTrust Banks, Inc. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, CME Indexes or their respective affiliates. Dow Jones, CME Indexes and their respective affiliates make no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. The only

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relationship of Dow Jones, CME Indexes or any of their respective affiliates to SunTrust Banks, Inc. is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by CME Indexes without regard to SunTrust Banks, Inc. or the notes. Dow Jones and CME Indexes have no obligation to take the needs of SunTrust Banks, Inc. or the owners of the notes into consideration in determining, composing or calculating Dow Jones Industrial AverageSM. Dow Jones, CME Indexes and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones, CME Indexes and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the notes.

DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SUNTRUST BANKS, INC., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME INDEXES OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME INDEXES AND SUNTRUST BANKS, INC., OTHER THAN THE LICENSORS OF CME INDEXES.

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OTHER COMPONENTS

If the Reference Asset includes a basket component not described in this index supplement, the relevant pricing supplement or a separate index supplement will provide additional information relating to such basket component.

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